Filed by: Gaz de France
pursuant to Rule 165 and Rule 425(a)
under the United States Securities Act of 1933, as amended
Subject Company: SUEZ
Exchange Act File Number: 001-15232

Date: May 4, 2006
On May 4, 2006, the following presentation was made available on Gaz de France’s website in connection with an informational conference call held in Paris, France.
Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.
In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.
Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 A value creating transaction May 2006

Disclaimer Important Information This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person. The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. In connection with the proposed business combination, the required information document will be filed with the Autorite des marches financiers ("AMF") and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission ("SEC"), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of SUEZ securities may obtain free copies of documents filed with the AMF at the AMF's website at www.amf-france.org or directly from Gaz de France on its website at: www.gazdefrance.com or directly from SUEZ on its website at: www.suez.com, as the case may be. Forward-Looking Statements This communication contains forward-looking information and statements about Gaz de France, SUEZ and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Gaz de France and SUEZ believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and SUEZ, that could cause actual results developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorite des marches financiers ("AMF") made by Gaz de France and SUEZ, including those listed under "Facteurs de Risques" in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Reference filed by SUEZ on April 11, 2006 (under no: D.06-0248), as well as documents filed by SUEZ with the SEC, including those listed under "Risk Factors" in the Annual Report on Form 20-F for 2004 that SUEZ filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor SUEZ undertakes any obligation to update any forward-looking information or statements. This release is also available on the Internet: http://www.suez.com - http://www.gazdefrance.com

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 An industrial project to create value Synergies resulting from scale Synergies arising from complementarity Capital expenditure synergies, tax and financial optimization Update on the merger process Table of Contents

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 An industrial project to create value

A New Group Ready to Address Strategic Challenges of the Energy and Environment Sectors Strategic Challenges Promote energy efficiency and associated services Develop transmission, storage and distribution infrastructure Address growing environmental needs (water, waste) Secure energy sourcing Gas Electricity Gas / electricity convergence Group Positioning No. 1 gas supplier in Europe LNG world leader No. 5 power generation company in Europe Diversified production mix with low CO2 emission portfolio No. 1 operator of CCGT plants 15 million gas customers and 6 million electricity customers Leading energy services provider in Europe Supporter of sustainable development No. 1 transmission and distribution networks in Europe 26 Gm3 in LNG terminal capacity 10.2 Gm3 in storage capacity Global leader in water and waste services

An Industrial Project Allowing Significant Synergies Gas sourcing savings and optimization Improvement of the group's risk profile Capital structure optimization Utilization of Suez tax losses carried forward in France Short-term operating cost reductions Further reduction in operating costs Costs savings related to the development of multi- energy offerings Scale effects Complementarity Pre-tax annual impact Medium term 2010 - 2012 Short term 2007 - 2009 Further growth in gas and electricity markets* Further growth in LNG and upstream Joint procurement cost savings (other than energy) €250m €120m €50m €80m Optimization of capital expenditure programs Combination of economies of scale and complementarity benefits Gas sourcing Operating costs Revenue synergies Operating costs Other procurement TOTAL €1,100m in the medium term €500m €600m Financial and tax optimization Capital expenditure €250m €350m €100m cash * Additional growth on French electricity markets and energy markets outside France and Belgium. Capital expenditure, financial and tax optimization

Summary of Synergies Available in the Short and Medium Terms Area 1 Area 2 Area 5 Area 6 Area 7 Area 8 Area 9 Area 10 Area 11 Area 12 Area 13 Area 14 Area 15 Area 16 2006 0 2007 166 2008 333 2009 500 2010 500 200 2011 500 400 2012 500 600 2013 500 500 2014 500 500 2015 500 500 250 Short term synergies: €500m Medium term synergies: €600m Summary of pre-tax synergies available on an annual basis (in €m) Note: Excluding implementation costs, capital expenditure synergies and tax and financial optimization

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 Synergies resulting from scale

Synergies Relating to Gas Sourcing (1) In 2005 except Centrica, in 2004; (2) Including Suez Energy Europe and Suez Energy International ; (3) Cumulative European purchasing, i.e. Suez and Gaz de France, (4) Including Nigeria, Germany, Libya and spot purchases Leader of the European gas industry Enhanced sourcing capabilities and increased arbitrage opportunities Gas Sales(1) Diversified sourcing both geographically and by type Strengthened positioning relative to main gas suppliers (Gm3) (2) Combined gas supplies (3) (4) A broad and diversified sourcing portfolio

Synergies Relating to Gas Sourcing Reduction in sourcing costs and enhanced optimizations Reduction of sourcing costs Enhanced buying position with suppliers and diversification of supply sources Optimization of price and risk profile Further optimization of sourcing portfolio Establishment of an extended asset base (long term contracts, LNG, gas-fired power plants,...) Gas swap: location and time swaps, LNG vs. natural gas Gas / power arbitrage Enhanced LNG arbitrage Asset optimization (terminals, long term contracts, LNG ships, liquefaction, exploration & production) Market arbitrage (particularly across the Atlantic basin) €250m pre-tax annual synergies available in the short term

Procurement Savings (other than energy) Procurement savings (other than energy) Joint procurement management and operational integration Enhanced bargaining power Use of master contracts Selection of best practices Establishment of a common platform Bargaining power bolstered due to volume effects Reduction in structural costs and administrative savings Optimization of real estate Pooling of information technology systems Financial services Communication budgets €120m pre-tax annual synergies available in the short term

Operational Cost Reductions Short term operational cost reductions In the services business, geographical overlap Network optimization Development of geographical coverage Optimization of trading costs Further operational cost savings in the medium term Furthering of procurement optimization program Optimization of means and structures Pooling of information technology systems Creation of joint-platforms for support services Stream-lining of overhead costs €50m pre-tax annual synergies available in the short term €250m further pre-tax annual synergies available in the medium term

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 Synergies arising from complementarity

A Positioning Across the Value Chain Based on gas-electricity convergence Infrastructure Activities LNG Terminals / LNG Ships International Transmission Transmission / Storage Distribution Competitive Businesses Exploration Production LNG Electricity Production - CCGT - Nuclear - Hydro - Renewable Energies Trading Gas and Electricity Sales - Industrial and Services - Residential Energy Services Gas Sourcing - Long Term Contract Portfolio - Short Term Purchases

Commercial Complementarity A portfolio of complementary brands and customer bases A determined commercial strategy to address customer needs Reinforced commercial position in multi- utility offering and services A group geared to full market opening in 2007 Leveraged experience acquired in the open commercial market Recognized Brands Customers (millions) Number of Customers-Electricity(1) Customers (millions) Number of Customers - Gas(1) (1) 2005 Data except for Italgas, 2004

Installed capacity: Nuclear: 1.1 GW (Tricastin, Chooz B) Hydro: 3.7 GW (CNR, Shem) CHP: 1.7 GW Electricity sales: 25 TWh Significant environment and services businesses Suez Gas customers: 11 m Installed capacity: CCGT : 0.8 GW (DK6) CHP: 0.6 GW Electricity sales: 5.6 TWh Sales network and strong brand Significant services business Gaz de France Suez / Gaz de France: unparalleled advantages Chooz B DK6 Tricastin CNR Shem Full market opening: July 1, 2007 Expected demand growth: +7 TWh average per year New power generation capacity: +1.2 GW in the short term France: a growing and transforming market Montoir (project) Fos (2 projects) Business Complementarity Unique positioning for the development of multi-energy offerings in France

Business Complementarity Operational synergies in the development of multi-energy offerings Development of multi-energy offerings Savings in supply cost per client Mainly in the French market but costs savings also to be achieved in other European markets Power generation synergies Integration of balance perimeters Energy supply synergies Reduction in Gaz de France's cost to supply Reduction in Suez's cost to serve Reduction in new client acquisition costs for both parties €80m pre-tax annual synergies available in the short term

Geographic Complementarity Complementary positions in Europe United Kingdom Germany Netherlands Belgium Italy France Hungary Spain Luxemburg United Kingdom Gaz de France: Gas sales: 34.6 TWh Electricity sales: 14.4 TWh Installed capacity: 215 MW through Shotton Power Reserves: 72.2mboe Germany Gaz de France: Reserves: 123.7 mboe GASAG (31,6%): 783,000 gas customers MEGAL (44%): 1,075 km network Gas sales: 14.8 TWh of which 8 TWh through Gasag Spain and Portugal Gaz de France: Spain AES - installed capacity: 1.2 GW Sales: 5.2 TWh Portugal Portgas (12.5%): 145,000 customers France Gaz de France: Transmission grid (31,589 km) and distribution network (180,700 km) Sales: 465TWh of gas, 5.6TWh of electricity 2 LNG terminals and another one under construction (Fos Cavaou) 15 gas storage sites Installed capacity: 0.8 GW CCGT and 0.6 GW CHP 11m gas customers and 56,000 electricity customers Eastern Europe Gaz de France: Hongrie Egaz et Degaz: 22,530km de reseau, 752,000 clients Pologne ECW (22%, Capacite: 330MW) Roumanie 14,261km de reseau, environ 1m de clients, vente de gaz: 44 TWh Slovaquie SPP (24.9%, 32,800km de reseau, 1,4m de clients) Italy Gaz de France: Gas sales: 16.9 TWh Italcogim (40%): 570,000 gas customers, gas sales: 8,6 TWh, 7,826 km network (1) Arcalgas Progetti (44%): 3,790 km network Alcargas Energie (43%): 207,000 gas customers, gas sales: 5.2 TWh (1) #2 in the services business Belgium Gaz de France: Gas sales: 21.8TWh ALG 180,000 gas customers in 2007(1) SEGEO (25%, 160km grid) Domestic market Note: 2005 data - Sources annual reports, web sites Not accounted for in Gaz de France customers Netherlands Gaz de France: Gas sales: 20.2 TWh Reserves : 111.4 mboe Suez: Capacity: 296 MW Electricity sales: 7.7 TWh Suez: Electricity sales: 40 GWh Castelnou (760 MW) Hydro et wind power in Portugal (164 MW) Suez: #1 power producer 13.2 GW Electricity sales: 75.2 TWh Fluxys: 3,800 km grid Distrigaz: 172 TWh of gas sold Suez: Installed capacity: 6.5 GW (CNR, SHEM, Tricastin, Chooz B, Elyo), Electricity sales: 25 TWh Suez: Installed capacity: 4.7 GW Electricity sales: 22.3 TWh Suez: Hungary Dunamenti 1.7 GW Electricity sales 3.7 TWh Poland Capacity: 1.7 GW, Electricity sales: 8.1 TWh Suez: Capacity: 2.2 GW Electricity sales: 13.7 TWh Strategic partnership with Acea SpA Portugal Slovakia Poland Gaz de France: Hungary Egaz and Degaz: 22,700 km network, 764,000 gas customers, gas sales: 22.5 TWh Poland ECW (22%): 330 MW capacity Romania 14,261 km network, c. 1m gas customers, gas sales: 44 TWh Slovakia SPP (24.9%): 32,800km network, 1.4m gas customers, gas sales: 70 TWh Romania

Geographic Complementarity Revenue synergies arising from multi-energy offerings in France and in Europe Growth potential in the French electricity market A sound asset base Sizeable and diversified generation capacities Large commercial network and strong brand name Sustained growth prospects in the context of the forthcoming market opening in July 2007 An optimal positioning to capture value Implementation of new power generation projects Commercial development in all market segments Additional growth potential in the European gas and electricity markets Market opening and strong demand growth Strong geographical complementarity of the two groups Development potential for additional green-field projects

LNG and Upstream Complementarity
A global platform



Rabaska (Quebec)
Regasification unit project in partnership between Gaz de France and Enbridge Ltd.
Neptune LNG
Offshore LNG regasification project
Everett
5.5mton LNG per year
165,000 m3 LNG storage capacity
Bahamas
Regasification unit project
Atlantic LNG
Suez has a 10% stake in the liquefaction plant (3.1mton LNG per year)
Rabaska
Cove point
Neptune LNG
Everett
Lake Charles
Bahamas
Porto Rico
Trinidad and Tobago
Isle of Grain (UK)
LNG import terminal owned by National Grid
Gaz de France has booked 6.5mtpa capacity from 2008
LNG tankers
Gaz de France operates a fleet of 10 LNG tankers (+3 under construction)
Suez operates a fleet of 6 LNG tankers
Montoir de Bretagne
8.3mton LNG per year
360,000 m3 LNG storage capacity
Fos Tonkin
5.9mton LNG per year
150,000 m3 LNG storage capacity
Fos Cavaou
70% GdF; 30% Total
Under construction
Snøvit
(liquefaction plant under construction)
Zeebrugge
Fluxys (57.3% Suez)
Import capacity: 4,5mton LNG per year (expansion to 9mton expected)
LNG storage capacity of 260,000 m3
Idku (Egypt)
Gaz de France has a 5% stake in the liquefaction plant
Qatar
Ras Gas: Contract with Distrigaz (57.2% Suez) to import LNG from Qatar
Isle of Grain
Zeebrugge
Montoir-de-Bretagne
Fos-sur-Mer
Cartagena
Skikda
Arzew
Bethioua
Algeria
Egypt
Idku
Yemen
Dahej
Kochi (project)
Nigeria
Nigeria
Partnership between Suez and Brass LNG for 2mton LNG expected from 2010
Yemen
Import contract with Suez Global LNG
Petronet LNG (India)
Gaz de France has a 10% stake in Petronet LNG which has built the first LNG regasification plant in India

- Regasification plant (Gaz de France / Suez resp.)
- Liquefaction plant
- LNG contracts and flows, imports
- LNG contracts, exports
- Exploration and production related to LNG

Gaz de France

SUEZ

20

Additional growth in LNG and upstream markets Access to significantly higher LNG and production resources #1 LNG purchaser in Europe Ability to offer off-take capacity on the various European markets Ability to offer off-take capacity on 2 to 3 regional markets in North America Ability to acquire strong positions in E&P and integrated positions: upstream, liquefaction, shipping, re-gasification, gas supply LNG and Exploration & Production Complementarity Potential for additional growth

Additional growth potential on the gas and electricity markets Additional growth potential in LNG and Upstream Summary: Potential for Additional Growth Gas, electricity and LNG revenue synergies In France In Europe Additional investments of c. €1.5bn : Power generation facilities New upstream and LNG projects Access to end customers for electricity sales Competitive dual offering supported by own power generation resources Geographical complementarity Growth acceleration Access to new resources Acquisition of integrated positions in upstream and the LNG value chain €350m pre-tax annual synergies available in the medium term (margin)

Limited Implementation Costs Synergies will primarily result from: Strong complementarity between the two groups External spending optimization New development opportunities Consequently, the (non-recurring) implementation costs will be limited: €150m for short term synergies €150m for medium term synergies Implementation costs mainly relate to operational synergies and include in particular: Integration costs Restructuring costs

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 4. Capital expenditure synergies, tax and financial optimization

Capital Expenditure Synergies Optimization of capital expenditure programs Optimization of the two group's capital expenditure plans (excluding maintenance) Avoid duplicating entry costs into certain markets (through either organic or external growth) Optimize development capital expenditure (e.g. power generation in France) Rationalize certain investments (e.g. coordinating of infrastructure expansion) Optimization of the resulting financial resources €100m annual cash flow impact

Reduction in risk profile More diversified asset portfolio (business and geographic mix) Balanced mix of regulated businesses (1/3 of the new group activity) and competitive activities with strong growth prospects Balanced geographic presence Balanced business mix between gas, electricity, services and environment Improved security of gas supply and balance between upstream and downstream activities Improved stock market positioning Increased weight in stock market indexes Stronger liquidity Improved visibility for analysts and investors Optimization in capital structure A dynamic dividend policy offering an attractive yield Potential for additional shareholder return and buy-backs Financial and Tax Optimization Financial optimization Tax optimization €3.1bn stock of tax losses carried forward and tax deficits related to the termination of the Suez tax group

Company logo Comite de pilotage Inactive section title Appendix header Active section title Inactive sub-section title Active sub-section title Line to be inserted between each section title 1 5. Update on the merger process

Completed steps Presentation of the project to executives and employees of both groups Initial consultation of workers councils Pre-submission to the European Commission Constitution of "project teams" and launch of preparatory tasks Next steps May 2006 : Submission of proposed merger to the European Commission and other relevant authorities End of September 2006 : Suez and Gaz de France board meetings authorizing the merger Mid-October 2006 : Submission of the draft merger agreement to the AMF (French market authority) Mid-November 2006 : Registration of the merger documents by the AMF Mid-December 2006 : Extraordinary General Meeting of Suez and Gaz de France to vote the merger Key merger / integration workshops Update on the Merger Process Key steps Project coordination New group organization Industrial strategy Business integration Human resources Customers & partners relationship management Synergy analysis and implementation Privatization law Antitrust process Merger agreement Other legal workshops (due diligence, authorizations...) Accounting / Internal audit Tax Financial planning Financial strategy A merger process on track Merger progress on schedule Operational tasks Accounting and financial tasks Legal tasks Communication tasks Internal communication External communication Financial communication

May 2006